  Exhibit 99.1

Trilogy International Partners Launches Solicitation for Consent to Issue US$50 Million Senior Secured Notes

BELLEVUE, Washington, October 8, 2020 – Trilogy International Partners Inc. (TSX: TRL)(“TIP Inc.”) today announced that its subsidiaries, Trilogy International Partners LLC (“Trilogy LLC”) and Trilogy International Finance Inc., co-issuers of 8.875% Senior Secured Notes due 2022 (“Existing Notes”), are soliciting debtholder consent to the issuance of US$50 million senior secured notes (the “TISP Notes”) by Trilogy International South Pacific LLC (“TISP”), a subsidiary that owns the equity interests in TIP Inc.’s New Zealand business. The consents being solicited would also authorize amendments to the indenture governing the Existing Notes to permit TIP Inc.’s operating subsidiary in Bolivia, NuevaTel, to be sold for non-cash consideration, subject to certain terms and conditions.

Holders of greater than 75% in principal amount of the outstanding Existing Notes have indicated that they intend to provide their consents in response to the solicitation that commenced today. The TISP Note purchasers are expected to include beneficial owners of the Existing Notes. TIP Inc. chairman John Stanton and board director Terry Gillespie have also indicated that they intend to purchase a portion of the TISP Notes.

“We are very pleased that our largest bondholders and shareholders have expressed support for this notes issuance,” said Brad Horwitz, President and CEO of TIP Inc. “We remain enthusiastic about the growth opportunities for our business in New Zealand, and this liquidity provides us the runway to invest in initiatives, including 5G, to increase our share of the New Zealand telecommunications market.”

Any closing and funding of the TISP Notes would be subject to the successful completion of the consent solicitation, TSX approval, and other customary conditions. The TISP Notes would be issued with an aggregate face amount of up to US$50 million. The TISP Notes would bear interest at 10% per annum and mature on May 1, 2022. The proceeds of the TISP Notes would be used to lend funds to Trilogy LLC for the payment of interest on the Existing Notes and would also be used to pay interest on the TISP Notes themselves.

TISP is an indirect owner of TIP Inc.’s ownership interest in Two Degrees Mobile Limited, its operating subsidiary in New Zealand. The TISP Notes would be guaranteed by Trilogy LLC and Trilogy International South Pacific Holdings LLC (“TISPH”), the parent of TISP. The TISP Notes would be secured by a pledge by TISPH of 100% of the equity interests in TISP, a pledge by TISP of its interest in its loans to Trilogy LLC, and by a first priority lien on a deposit account that will hold the net proceeds from the issuance of the TISP Notes.

Holders of the Existing Notes who timely deliver valid consents and do not validly revoke such consents will receive a cash payment of $5.00 per $1,000 principal amount of the Existing Notes, subject to certain conditions. The consent solicitation will terminate on October 20, 2020. Shortly thereafter, TISP intends to issue the TISP Notes and receive the proceeds thereof.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the TISP Notes in the United States. The TISP Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Statements
This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements include, but are not limited to, statements regarding the potential TISP Notes issuance, the terms thereof and the expected amount and use of proceeds therefrom as well as the potential increase in TIP Inc.’s share of the New Zealand telecommunications market. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: the successful completion of the consent solicitation; the ability and willingness of the parties to negotiate and settle the final terms of the definitive financing documentation; that mutually acceptable terms can be agreed to; the conditions to closing will be satisfied, including Toronto Stock Exchange approval; general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those that relate to demand for the TISP Notes; the parties being unable to agree to the final terms of the financing; the risk that the conditions to completion of the transaction will not be satisfied; an event, change or other circumstance that could give rise to the termination of the financing will occur; receipt of required regulatory approvals; Trilogy LLC’s and TIP Inc.’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; TIP Inc.’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; risks that TIP Inc. may not pay dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc.’s and Trilogy LLC’s equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of TIP Inc.’s common shares price; dilution of TIP Inc.’s common shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated, regardless of the time of delivery of the press release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX: TRL) is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations	Senior Vice President, Chief Financial Officer
& Corporate Development